Exhibit 99.1

Maris-Tech Ltd. Receives Purchase Order for $300,000 from the Company's UK Based Distributor

The order refers to a new product based on the Jupiter platform embedded with high end video cameras

REHOVOT, Israel, June 29, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech”), a B2B provider of intelligent video transmission technology, today announced it has received a $300,000 purchase order from Maris-Tech’s distributor based in the United Kingdom, for Maris-Tech’s advanced Jupiter AI platform.

The new product will be based on Maris-Tech’s Jupiter AI platform and Jupiter Nano and will integrate high end video cameras, mainly used in drones as well as other applications.

In addition to the Jupiter Nano's advantages, the new product will support HD day cameras as well as thermal cameras. AI capabilities will also be offered when Hailo’s AI accelerator is integrated into the product.

"Our advance innovative technology and products combined with our close relationships with our business partners, continue to drive our sales growth. Our product portfolio expands with every new development, resulting in orders and new partnerships from leading players in the industry," said Israel Bar, CEO of Maris-Tech. "The ongoing partnership with our UK reseller led to more than half a million dollar in orders, since the beginning of 2022 and it is our intention and goal to increase awareness and recognition in the field we operate in".

Maris-Tech’s Jupiter AI platform and Jupiter Nano deliver real-time intelligence gathering and analytics based situational awareness capabilities from multiple sources and combines Maris-Tech’s capability in video processing and artificial intelligence. Jupiter features intelligent video transmission technologies with high quality video, superior energy efficiency, and miniaturized form factor that is suitable for a wide range of platforms and applications.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the capabilities and applications of the new product and Maris-Tech’s intention to increase awareness and recognition in the field they operate in. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Registration Statement on Form F-1, as amended, filed with the SEC related to our initial public offering and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-(0)52-3044404
michal@efraty.com